Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

July 21, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Kismet Acquisition One Corp Draft Registration Statement on Form S-1 Submitted June 16, 2020 SEC Comment Letter dated July 13, 2020

CIK 0001814824

Dear Mr. Alper:

This letter is submitted on behalf of Kismet Acquisition One Corp (the “Company”), in response to the comments of the staff of the Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 13, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter to Mr. Ivan Tavrin of the Company dated July 13, 2020 (the “Comment Letter”). The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”) which includes revisions in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the Company’s responses refer to the Registration Statement.

Draft Registration Statement on Form S-1 submitted June 16, 2020

Management, page 101

1.	We note that your Chief Executive Officer and director, Ivan Tavrin, served as Chief Executive Officer of PJSC MegaFon and Chairman of the Board of Directors of UTH Russia Limited until 2016, and that he has been involved in the acquisitions of an interest in a telecommunications company in 2019 and of an advertising operator in 2018. Please revise to disclose Mr. Tavrin’s principal occupation and employment during the past five years, including the name and principal business of any organization in which such occupations and employment were carried on and whether such organization is an affiliate of the company, as required by Item 401(e) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2020

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Registration Statement.

Redemption of public warrants and forward purchase warrants, page 118

2.	Please clarify, if true, that the cashless exercise procedure you describe on page 121 applies only in connection with redemptions when the price per ordinary share is at least $18 as described on page 118, rather than redemptions when the price per ordinary share is at least $10 as described on page 119. We understand that the number of shares to be issued upon the exercise of warrants in connection with a redemption when the price per ordinary share is at least $10 is determined with reference to the table on page 120, rather than the formula described on page 121.

Response:

In response to the Staff’s comment, the Company has deleted the referenced disclosure on page 121 of the Registration Statement.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2020

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc:	Ivan Tavrin – Chief Executive Officer, Kismet Acquisition One Corp